EMAIL DATED OCTOBER 31, 2012:


Techne Board and Melodie Rose:

I disagree with the Board's decision to recruit an individual from outside our Company as its new CEO. To fill the CEO position with someone who has no detailed knowledge of our culture, management or operations, and with whom you have not had a working relationship, will put at risk all that we and our employees have built over the past 30 years. Also, I believe the appointment of an outside CEO will be of great concern to many of our employees and shareholders and you risk losing their support.

In my opinion, a much better choice is to promote from within. Specifically, I recommend Greg Melsen as your new CEO. I would be pleased to assist Greg in any way I could.

Since I do not agree with your decision to hire someone from the outside as CEO, I will not participate in the recruiting process and I cannot endorse or support your position with either our employees or shareholders.

Accordingly, I will resign and retire. Consider this email my 30 day notice. My last day of work shall be November 30, 2012.

Yours very truly,
T.E. Oland


EMAIL DATED NOVEMBER 1, 2012:

Techne Board and Melodie Rose:

In my email of October 31, 2012, I had not addressed my Techne Director status. Please accept my resignation from the Techne Board effective immediately.

Thank you,
T.E. Oland